SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November, 2005

                            W.P. STEWART & CO., LTD.
                 (Translation of Registrant's Name Into English)

                                  Trinity Hall
                                 43 Cedar Avenue
                                P.O. Box HM 2905
                                 Hamilton, HM LX
                                     Bermuda
                    (Address of Principal Executive Offices)

      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F |X|                  Form 40-F |_|

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes |_|                        No |X|

      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.)

                            W.P. STEWART & CO., LTD.

See press release attached hereto dated November 11, 2005 regarding the appointment of a new executive officer.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         W.P. STEWART & CO., LTD.


Date: November 16, 2005                  By: /s/ Rocco Macri
                                             ---------------------------------
                                             Name:  Rocco Macri
                                             Title: Managing Director &
                                                    Chief Operating Officer

                    [LETTERHEAD OF W.P. STEWART & CO., LTD.]

                                                                   PRESS RELEASE

Contact: Fred Ryan
telephone: 441.295.8585

11 November 2005
Hamilton, Bermuda

       W.P. Stewart Announces the Appointment of New Global Marketing and
                            Client Service Director

      W.P. Stewart & Co., Ltd. ("W.P. Stewart" or the "Company") today announced the appointment of Fred T. Busk III to the newly established position of Managing Director - Global Marketing. Mr. Busk will be responsible for the development and implementation of the Company's global marketing, asset gathering and client servicing initiatives.

      For most of his career, Mr. Busk was an executive with The Bank of Bermuda Limited (the "Bank") in Bermuda, New York and London, including serving as President & Chief Executive Officer of Bank of Bermuda (New York) Limited with responsibility for developing the Bank's investment fund administration business in the U.S. From 2002 to 2005 he served as Global Head of Strategy at the Bank and, following the acquisition of the Bank of Bermuda by HSBC in February 2004, was the executive head of the team responsible for the integration of the Bank's business lines into HSBC.

      Mr. Busk is a graduate of Colgate University in Hamilton, New York and has completed a professional certificate in financial planning in addition to other financial and management professional development courses throughout his working career. He has been a frequent speaker at industry forums on fund administration and securities processing.

      W.P. Stewart & Co., Ltd. is an asset management company that has provided research intensive equity management services to clients throughout the world since 1975. The Company is headquartered in Hamilton, Bermuda and has additional operations or affiliates in the United States, Europe and Asia. The Company's shares are listed for trading on the New York Stock Exchange (symbol: WPL) and on the Bermuda Stock Exchange (symbol: WPS).

      For more information, please visit the Company's website at www.wpstewart.com, or call W.P. Stewart Investor Relations (Fred M. Ryan) at 1-888-695-4092 (toll-free within the United States) or +441-295-8585 (outside the United States) or e-mail to IRINFO@wpstewart.com.